Exhibit 99.8

NICE Recognizes 2019 PSAPs’ Finest Winners at APCO
Conference for Contributions to Public Safety Communications

Impressive line-up of winners chosen from record number of nominations submitted to NICE awards program for emergency communications centers

Hoboken, N.J., August 15, 2019 – NICE (Nasdaq: NICE) recognized the recipients of its 2019 PSAPs’ Finest Awards in a special ceremony held at the APCO 2019 Annual Conference & Expo in Baltimore, Maryland. Highlighting the winners’ outstanding contributions and dedication to public safety communications, the PSAPs’ Finest awards is a long-standing recognition program sponsored by NICE. Awards are presented annually to winners in seven categories: Director, Line Supervisor, Technician, Trainer, Telecommunicator, Innovator and PSAP of the Year.

Over the last fourteen years the awards program, which was created to honor individuals who work in public safety communications, has grown in popularity. Winners are selected by an independent panel of volunteer judges from the public safety community who evaluate nominees based on their accomplishments, skills, knowledge and dedication.

“This year we received a record number of nominations, in the hundreds, including submissions from multiple countries and continents, highlighting the important role of emergency communications professionals around the globe,” said Christopher Wooten, Executive Vice President, NICE. “I’m pleased that this program, which NICE founded over a decade ago, continues to grow and expand its reach to recognize individuals who tirelessly devote their lives to others and work in every facet of emergency communications.”

Below are this year’s PSAPs’ Finest Award recipients:
•	PSAP of the Year - Jefferson County Communications Center Authority (Jeffcom 911), Lakewood, CO,
•	Director of the Year - Daniel R. Dunlap, Director, Augusta E911 Center, Augusta, GA.
•	Line Supervisor of the Year - Stephen Hollis, Communications Supervisor, Austin Police Department Emergency Communications, Austin, TX.
•
Technician of the Year (Two-way tie) - Ryan Boeckman, Communications Technician II, Missouri State Highway Patrol, Jefferson City, MO; Salvatore Arena, Radio Technician, Boca Raton Police Services Department, Boca Raton, FL.

•	Telecommunicator of the Year - Kendra Murphy, Telecommunicator, Hardin County E-911, Elizabethtown, KY.
•	Innovator of the Year - Melissa Saggau, Public Safety Communications Supervisor, City of Westminster Police Department, Westminster, CO.
•	Trainer of the Year - Hunter Bonar, Public Safety Communications Supervisor, Plano Public Safety Communications, Plano, TX (formerly with the Independence Police Department, Independence, MO).

The PSAPs’ Finest Awards Program is made possible by 9-1-1 professionals who volunteer their time to serve as judges, who had this to say about their work honoring emergency communications professionals.

Virginia (Ginny) Smelser, Executive Director, Sullivan County 911 (Blountville, TN): “They say it takes a village to raise a child. It takes a great team to make public safety communications work. From the technician who installs and maintains the equipment, to the director and assistant directors who take care of the organization as a whole, to the MSAG/GIS coordinators who keep the data and maps up to date, to the trainers who ensure everyone is trained and kept up to date on protocols, equipment, and call processing procedures, to the call-takers and dispatchers on the frontline who make sure every person receives the help needed. There are so many people on the communications team that work together every day to ensure the needs of the public and the emergency responders are met quickly, efficiently, and accurately. It is a true honor to recognize all of these team players for the work they do.”

Anita Pitt, 9-1-1 Program Manager, Brazos Valley Council of Governments (Bryan, TX): “The 2019 nominees for the PSAPs’ Finest awards are all deserving of recognition for their dedication to serving their region and for the amount of energy and effort they put into improving the 9-1-1 industry. Congratulations to all the nominees and especially to the recipients of the 2019 PSAPs’ Finest Awards. It was an honor to be asked by NICE to play a part in honoring such an outstanding group of individuals.”

Shawn Shear, Communications Center Manager, Thornton 9-1-1 Emergency Communications Center (Thornton, CO): “This year’s nominations for the NICE 2019 PSAPs’ Finest Awards were exceptional. It is awe-inspiring to belong to a network of emergency professionals who make a difference in someone’s life every day – the unsung heroes behind the headsets, the calm voice in the storm. I am very appreciative I was provided the opportunity to be a part of the selection committee.”

Captain Scott L. Brillman, Acting 911 Director, City of Baltimore Maryland (Baltimore City Fire Department): “We are living in very exciting times for public safety specialists, who are the unsung heroes of public safety. They are on duty 24/7/365 handling over 240 million 9-1-1 call each year.  These ‘heroes under the headset’ are making thousands of life-saving decisions every minute, keeping all of us safe, from coast to coast. They have heard things most of us can't hear, and that is why they are extraordinary people, and true dedicated ‘first of the first responders.’  I'm extremely honored and proud for the opportunity to help select the 2019 PSAPs’ Finest awards recipients, and to know that I work alongside the world’s greatest public safety professionals.”

Nominations for the 2020 PSAPs’ Finest Awards will open in January 2020. More information can be obtained on the PSAPs’ Finest website or by emailing PSInfo@NICE.com.

About NICE Public Safety
NICE Public Safety solutions integrate and put into context information from many sources to help emergency communications centers and investigation departments reconstruct and understand the who, what, when, where and why of an incident. NICE Inform, the industry-leading digital evidence management (DEM) solution, gives emergency control rooms better insight into how to continuously improve their operations. NICE Investigate is the leading open, digital policing solution that automates and expedites the entire digital investigation process, helping to increase case clearance rates. Over 3,000 organizations worldwide rely on NICE Public Safety solutions.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by  Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.